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                          June 25, 2024

       Ronny Yakov
       Chief Executive Officer
       OLB Group, Inc.
       1120 Avenue of the Americas, 4th Floor
       New York, NY 10036

                                                        Re: OLB Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 20, 2024
                                                            File No. 333-280347

       Dear Ronny Yakov:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenna
Hough at 202-551-3063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Justin Grossman